Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-138073 on Form S-3 and Registration Statement Nos. 333-31751, 333-67265, 333-62618, 333-107462, 333-118041, 333-136406 and 333-144462 on Form S-8 of our reports dated March 11, 2009, relating to the consolidated financial statements of NMT Medical, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of SFAS No. 109,” as of January 1, 2007) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of NMT Medical, Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 11, 2009